Exhibit 12.1

PVR PARTNERS, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2013
Earnings
Pre-tax income (loss) *	$101,701	$60,148	$67,070	$101,460	$(73,415)	$5,917
Fixed charges	26,850	27,368	39,164	51,222	87,175	27,524

Total earnings	$128,551	$87,516	$106,234	$152,682	$13,760	$33,441

Fixed Charges
Interest expense	$25,346	$24,878	$35,982	$47,630	$82,856	$26,315
Rental interest factor	1,504	2,490	3,182	3,592	4,319	1,209

Total fixed charges	$26,850	$27,368	$39,164	$51,222	$87,175	$27,524

Ratio of earnings to fixed charges	4.8x	3.2x	2.7x	3.0x	0.2x	1.2x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.